UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

MapInfo Corporation

(Name of Subject Company (issuer))

Magellan Acquisition Corp.

a wholly-owned subsidiary of

Pitney Bowes Inc.

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.002 par value per share	565105103
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Michele Coleman Mayes, Esq.

Senior Vice President & General Counsel

Pitney Bowes, Inc., MSC 65-24

One Elmcroft Road

Stamford, CT 06926-0700

Telephone: (203) 351-7924

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Ronald R. Papa, Esq.

Proskauer Rose LLP

1585 Broadway

New York, NY 10036-8299

Telephone: (212) 969-3325

Calculation of Filing Fee

Transaction valuation (1)	Amount of filing fee (2)
$440,805,362	$13,533

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated based on the offer to purchase all of the outstanding shares of common stock of MapInfo Corporation at a purchase price equal to $20.25 per share and 21,768,166 shares issued and outstanding, as represented by MapInfo Corporation.
(2)	The amount of filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is calculated by multiplying the transaction value by 0.0000307

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$13,533
Form or Registration No.:	Schedule TO-T
Filing Party:	Pitney Bowes Inc. and Magellan Acquisition Corp.
Date Filed:	March 22, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 (this “Amendment”) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on April 13, 2007, amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed initially with the SEC on March 22, 2007, as amended by Amendment No. 1 on April 3, 2007, by Pitney Bowes Inc., a Delaware corporation (“Pitney Bowes”), and Magellan Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Pitney Bowes (the “Purchaser”). The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares (the “Shares”) of common stock, par value $0.002 per share, of MapInfo Corporation, a Delaware corporation (the “Company”), at a purchase price of $20.25 per Share in cash, without interest thereon, less any required withholding and transfer taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 22, 2007 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

Capitalized terms used and not otherwise defined herein shall have the meanings assigned to them in the Offer to Purchase.

Item 11. Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

On April 13, 2007, Pitney Bowes was notified by the German Federal Cartel Office of its clearance to proceed with the completion of the transactions contemplated by the Offer and the Merger. Accordingly, the condition of the Offer relating to the expiration, termination or receipt of any waiting period, approval or clearance applicable to the Offer or the consummation of the Merger under the HSR Act or any other applicable Antitrust Laws, has been satisfied.

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2007

MAGELLAN ACQUISITION CORP.

By:	/s/ Helen Shan

	Name:	Helen Shan
	Title:	Vice President and Treasurer

PITNEY BOWES INC.

By:	/s/ Helen Shan

	Name:	Helen Shan
	Title:	Vice President and Treasurer